Exhibit 99.1

Genius Sports Announces Filing of Annual Report on Form 20-F

LONDON & NEW YORK, March 18, 2022 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL” or the “Group”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 has been filed with the Securities and Exchange Commission.

The annual report on Form 20-F can be accessed on the Company’s Investor Relations website at investors.geniussports.com or on the SEC’s website at www.sec.gov.

The Company’s shareholders may request a hard copy of the Company’s Annual Report by visiting the “Investor & Media Contacts” page of the Company’s Investor Relations website.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com